

December 28, 2012

<u>Via E-mail</u>
Andrew Jolley
Managing Member
Of Equisource Management, LLC
General Partner
2009 E. Windmill Lane
Las Vegas, NV 89123

> **Re:** **Equisource Hotel Fund I, LLP**
> **Registration Statement on Form S-11**
> **Filed December 5, 2012**
> **File No. 333-185267**

Dear Mr. Jolley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

4.   Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit repurchase program. We urge you to consider all the elements of your unit repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

5.   We note that you may conduct the unit repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your unit repurchase program. We urge you to consider all the elements of your unit repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   Please provide the information required by Item 4 of Industry Guide 5 or advise.

7.   Please provide the information required by Items 12, 13 and 25 of Form S-11.

Prospectus Cover Page

8.   We note your disclosure on page 86 that you "have not yet established an escrow account and will amend this _offering_ as [you] do so." (Emphasis added). Please tell us if you intend to have an escrow arrangement in place before effectiveness of the registration statement. If so, please confirm that you will revise your disclosure to name the escrow agent on the cover page and provide a discussion of the material terms of the escrow agreement in the plan of distribution section and file the escrow agreement as an exhibit to the registration statement. If not, please revise your disclosure, here and in the plan of distribution section, to indicate the following:

        a.   When you will have the escrow arrangement in place.

        b.   If the escrow arrangement will be in place at a time after effectiveness of the registration statement, clarify the effect on investors including whether creditors will be able to attach to such funds after effectiveness but before you reach your minimum offering amount of $1,000,000. We may have further comments.

9.   Please tell us whether management will have access to the funds not placed in an escrow account before you reach the minimum offering amount of $1,000,000.

        a.   If not, please revise the cover page and the plan of distribution to disclose, if accurate, that your officers and directors will not use the subscription proceeds prior to satisfaction of the minimum and issuance of the units for working capital, collateral for company borrowings or other purposes.

        b.   If so, please revise to so state.

10.   Please revise to break the second bullet into two, with one bullet dealing with the risk related to the lack of a public market in the units and the other dealing with the transferability limitations of the units.

11.   Please revise the third bullet to disclose that given your auditor's going concern report, you may not make any profits and investors may lose all their investments.

12.   Please revise the penultimate bullet to disclose, if true, that you have had no revenues since inception.

13.   Please limit the cover page to one page. See Item 501(b) of Regulation S-K.

Summary of Risks, page 9

14.   Please revise to describe that your auditors have issued a going concern report.

Our Market Opportunity, page 9

15.   Please provide us with support for the statement "Jones Lang LaSalle report predicts that $30 billion in CMBS hotel loans maturing…" Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process. This request applies to all other quantitative and qualitative business and industry data used in the registration statement, including those in the "Our Business" starting on page 42.

Our Investment Strategy, page 10

16.   Please revise to state, if true, that you may change your investment strategy and/or target leverage without investor consent.

Summary of the Terms of the Offering, page 14

17.   We note your disclosure in the fourth bullet on the prospectus cover page that you may use proceeds from the offering to pay distributions. Please revise your disclosure on page 15 relating to "payment of distributions" with this disclosure.

Use of Proceeds, page 15

18.   Please correct the mathematical errors within your table. In particular, the caption for discounts and commissions and the caption for funds available for hotel purchases/renovations require updating. Additionally, please ensure the consistency of the assumptions used in the use of proceeds section included within the prospectus summary with those assumptions used elsewhere within the filing (e.g., the use of proceeds section on page 37 of your filing).

19.   In addition, we note that on the cover page you estimate broker commissions and expenses at 10%, but in this section you estimate such amounts at 5%. Please revise your disclosure so that it is consistent.

Exemptions Under Jumpstart Our Business Startups Act, page 17

20.   Please revise to describe all the instances in which you may lose your emerging growth company status. Refer to Section 101(a) of the Jumpstart Our Business Startups Act.

Risk Factors, page 17

21.   Please revise this section to include the risks related to the lack of clarity on your oversight of the general partner with respect to investment decisions or advise.

22.   Please break the first risk factor into two distinct risks, with the first risk factor relating to your auditors going concern report and the second relating to your developmental stage status.

The managers of the General Partner are not prohibited from engaging in other business…, page 26

23.   Please revise this risk factor to disclose the conflicts created by time demands where managers of the general partner engage in other business ventures.

Use of Proceeds, page 37

24.   We note your disclosure on page 8 that you intend to purchase loans secured by hotels.
        Please revise your disclosure to state the approximate amount you intend to use for such
        purpose.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

25.   Please revise your disclosure to describe your plan of operations for the next 12 months.
        Provide details of your specific plan of operation, including detailed milestones, the
        anticipated time frame for beginning and completing each milestone, categories of
        expenditures and the expected sources of such funding. Please explain how the company
        intends to meet each of the milestones if it cannot receive funding. Refer to Item
        101(a)(2) of Regulation S-K.

Results of Operations, page 39

26.   We note your disclosure that there were no expenses during the period from inception to
        September 30, 2012 and your indication on page 37 that the general partner bears all
        offering costs. Please tell us your policy related to organization costs and whether the
        Registrant is responsible for such costs. Additionally, confirm that in future amendments
        you will disclose the amount of actual offering costs incurred by the general partner for
        the benefit of the Registrant for each period presented.

Liquidity and Capital Resources, page 40

27.   Please revise your disclosure to discuss and quantify your cash needs in the short term
        and discuss how such needs will be met. See Instruction 5 to Item 303(a)(1) of
        Regulation S-K. We note for instance, your disclosure regarding $50,000 from members
        of management of the general partner. Please revise your disclosure to clarify if you have
        entered into an agreement with the stipulated parties for the $50,000. If so, please provide
        a summary of the material terms of the agreement and file the agreement as an exhibit
        pursuant to Item 601(b)(10) of Regulation S-K. If not, please revise your disclosure to
        clearly indicate so.

28.   Please revise your disclosure in the second paragraph to quantify the total amount of cash
        your general partner has infused in you since inception. We note for instance your
        disclosure on page 73 that your general partner contributed $15,000 for startup expenses.

Prior Performance of the General Partners, page 50

29.   Please revise your disclosure to provide the information required by Item 8 of Industry
        Guide 5.

Management, page 51

30.   Please revise your disclosure to provide the principal occupation of each person within the last five years, including the dates and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Compensation of Management, page 53

31.   We note your disclosure on page 79 in the Glossary section that Limited Partnership Units represent a "measure of ownership that entitles the holder to a return equal to seven percent (7%) per annum on a principal amount of $1,000." Given that you have limited assets and no revenues, it appears that you do not have a reasonable basis for an estimated return or distribution. Please consider removing any such references.

Security Ownership of Certain Beneficial Owners and Management, page 54

32.   Please revise the table to include the name of each of the beneficial owners. Refer to Item 403(b) of Regulation S-K.

Conflicts of Interest, page 82

33.   We note your disclosure that Mr. Jolley, through Equisource Management LLC, carries out a similar business to the one you propose. Please revise your disclosure to include the size of competing businesses and the general partner's policy, if any, as how investment opportunities will be allocated.

Plan of Distribution, page 86

34.   Please tell us whether you intend to enter into subscription agreements with investors and, if so, if you plan to file a form of the agreement as an exhibit to the registration statement.

35.   Please revise your disclosure to set forth the basis in which your general partner and Mr. Andrew Jolley meet the safe harbor provisions set out in Rule 3a4-1 of the Securities Exchange Act of 1934.

Legal Matters, page 87

36.   Please revise to reference the tax opinion.

Item 33. Recent Sales of Unregistered Securities, page 88

37.   Please revise to provide the information required by Item 701(c) of Regulation S-K.

Financial Statements

General

38.   Please identify within the heading of each financial statement that the financial
        statements are those of a development stage entity. Reference is made to section 915-
        205-45-4 of the Accounting Standards Codification. Additionally, please adjust your
        disclosure on page F-7 to indicate that the Registrant is a limited liability partnership.

Report of Independent Registered Public Accounting Firm, page F-2

39.   Please have your auditors revise their report to specifically reference the cumulative
        period from September 19, 2012 through September 30, 2012 in addition to the period
        currently referenced in the report. In addition, please have your auditors revise their
        reports so that the title of each financial statement referenced in the report is consistent
        with the titles used in your financial statements (i.e. income statement versus statement of
        operations).

Statements of Cash Flows

40.   Please correct the statement of cash flows so that it shows the end of period cash and cash
        equivalents balance as of September 30, 2012.

Exhibit Index, page 92

41.   Please revise to reference counsel's consent to the inclusion of its legal and tax opinions
        in the registration statement pursuant to Item 601(b)(23) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, accounting reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Jillian Sidoti, Esq.